                                                                       EXHIBIT 5





                    RECONCILIATION OF FINANCIAL STATEMENTS TO
             UNTIED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                            (Expressed in US dollars)




                              INTEROIL CORPORATION




                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001




--------------------------------------------------------------------------------

AUDITORS' REPORT

To the Board of Directors
InterOil Corporation

Under date of March 4, 2004, except as to note 13 which is as at March 24, 2004, we reported on the consolidated balance sheets of InterOil Corporation (a development stage corporation) as at December 31, 2003 and 2002 and the consolidated statements of operations and cash flows for each of the years in the three year period ended December 31, 2003 and the period from the commencement of the development stage to December 31, 2003 and the statement of shareholders equity for each of the years in the three year period ended December 31, 2003, as incorporated by reference in the Registration Statement on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Reconciliation with United States Generally Accepted Accounting Principles" as set forth in the Registration Statement. This supplemental note is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.


/s/ KPMG
------------------------
    KPMG

Sydney, Australia
March 4, 2004

--------------------------------------------------------------------------------
                                                                          Page 2

RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

--------------------------------------------------------------------------------

InterOil Corporation's (the "Company" or "InterOil") primary business interest is the development of an oil refinery (the "Project") in Papua New Guinea ("PNG"). The Company is also engaged in oil and gas exploration and development activity in PNG.

The financial statements of the Company for the years ended December 31, 2003, 2002, and 2001 and the period from the commencement of the development stage to December 31, 2003 have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which, in most respects, conforms with generally accepted accounting principles in the United States ("US GAAP"). The following are the significant differences in accounting principles as they pertain to the consolidated financial statements for the years then ended:

(1.) DERIVATIVE INSTRUMENTS AND HEDGING: SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") established accounting and reporting standards requiring all derivative instruments be recorded in the consolidated balance sheet at their fair value. If hedge accounting is appropriate based upon specific criteria, the impact of recording the derivative instrument is offset to the extent that the hedging relationship is effective. All ineffectiveness in the hedging relationship as well as derivative instruments not qualifying for hedge accounting is reflected immediately in the consolidated statement of operations.

      The Company elected not to adopt the FASB's optional hedge accounting provisions. Accordingly, for U.S. GAAP reporting purposes only, effective January 1, 2001, unrealized gains and losses resulting from the valuation of derivatives at fair value are recognized in income as the gains and losses arise and not concurrently with the recognition of the transactions being hedged. In its Canadian GAAP financial statements, the Company continues to recognize the gains and losses on derivative contracts designated as hedges concurrently with the recognition of the transactions being hedged.

      On initial adoption of SFAS 133, the Company recorded additional liabilities of $5,179,131, and a resulting cumulative catch-up adjustment to increase accumulated losses, for the fair value of derivatives which did not qualify as hedges on January 1, 2001.

(2.) STOCK BASED COMPENSATION: SFAS 123, "Accounting for Stock-based Compensation" ("SFAS 123"), establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. The Company issues options to non-employees, and to employees that are direct awards of stock or call for settlement by the issuance of equity instruments using the fair value based method. No compensation cost is recorded for stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital and contributed surplus.

      Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants in Handbook Section 3870, "Stock-based compensation and other stock-based payments" which resulted in recognition of compensation expense for stock options issued to non-employees under Canadian GAAP on a basis consistent with the requirements of SFAS 123.

(3.) INCOME TAX EFFECT OF ADJUSTMENTS: The income tax effect of US GAAP adjustments was a $2,834,535 expense (2002: $2,935,892 expense, 2001:
      $3,159,222 benefit). However, the impact of these adjustments is offset by a corresponding (decrease)/increase in the valuation allowance for US GAAP purposes.

--------------------------------------------------------------------------------
                                                                          Page 3

RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES (cont)

--------------------------------------------------------------------------------

(4.) ASSET RETIREMENT OBLIGATIONS: Statement No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143") was effective for use as of January 1, 2003. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs and applies to legal obligations associated with the retirement of long-lived assets and/or the normal operation of a long-lived asset. Under SFAS 143, the fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Management estimates there are no legal obligations associated with the retirement of the refinery or with its exploration operations relating to future restoration and closure costs. The refinery is being built on land leased from the Independent State of Papua New Guinea. The lease expires on July 26, 2097 and does not outline any terms for restoration or closure costs. As a result, no provision has been recognised as part of the carrying amount of the refinery.


--------------------------------------------------------------------------------------------
RECONCILIATION OF CANADIAN AND US GAAP                                          CUMULATIVE
(US $'000)                                                                     AMOUNTS FROM
                                                                               INCEPTION OF
                                                                                DEVELOPMENT
                                                                                 STAGE TO
                                             YEARS ENDED 31 DECEMBER           DECEMBER 31,
                                         2003         2002         2001            2003
--------------------------------------------------------------------------------------------
Net (loss) as shown in financial
statements in accordance with
Canadian GAAP                             (3,518)      (1,316)      (3,279)     (11,031)

Adjustments (before income tax and
minority interest):
    Recognition of unrealised forward
    contract gains (1)                     8,071        7,735       (7,567)       8,239

Income tax effect of adjustments (3)           -            -            -            -

--------------------------------------------------------------------------------------------
NET INCOME (LOSS) FROM CONTINUING
OPERATIONS BEFORE CUMULATIVE EFFECT
OF ACCOUNTING CHANGE                       4,553        6,419      (10,846)      (2,792)

Cumulative effect of accounting
changes (1)                                    -            -       (5,179)      (5,179)

Minority interests share of after
tax adjustments                             (117)        (114)         376          145
--------------------------------------------------------------------------------------------

NET INCOME (LOSS) ACCORDING TO US GAAP     4,436        6,305      (15,649)      (7,826)
--------------------------------------------------------------------------------------------

Net income (loss) for the periods
presented equals comprehensive income
NET EARNINGS (LOSS) PER SHARE ACCORDING
TO US GAAP                                $            $            $
         Basic                              0.18         0.31        (0.78)
         Diluted                            0.17         0.29        (0.78)
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                          Page 4

RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES (cont)

-------------------------------------------------------------------------------

The adjustments under United States GAAP result in changes to the consolidated balance sheet of the Company as follows:

                                      As at December                    As at December
                                        31, 2003                          31, 2002
US dollars ('000)                      As reported        US GAAP        As reported        US GAAP
---------------------------------------------------------------------------------------------------
Current assets                            35,012           35,012           10,978           10,978
Oil and gas properties                    23,018           23,018            2,879            2,879
Capital assets                            48,855           48,855           48,048           48,048
Deferred project costs                   153,455          156,514           73,170           71,481
---------------------------------------------------------------------------------------------------
TOTAL ASSETS                             260,340          263,399          135,075          133,386
---------------------------------------------------------------------------------------------------

Current liabilities                       16,315           16,315           10,208           13,531
Long term debt                            90,600           90,600           31,000           31,000
Non-controlling interest                   6,467            6,323            6,490            6,228
Shareholders equity                      146,958          150,161           87,377           82,627
---------------------------------------------------------------------------------------------------
TOTAL LIABILITIES &
SHAREHOLDERS EQUITY                      260,340          263,399          135,075          133,386
---------------------------------------------------------------------------------------------------

FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement No. 107 "Disclosures about Fair Value of Financial Instruments" and SFAS 133 requires a summary table of the fair value and related carrying amounts of financial instruments. The estimated fair values of the Company's financial instruments and derivatives are as follows:

                                                   2003                            2002
                                        ---------------------------       -------------------------
                                        Carrying                          Carrying
US dollars ('000)                        amount          Fair value        amount        Fair value
---------------------------------------------------------------------------------------------------
Assets
    Cash                                   9,314            9,314            3,288            3,288
    Short term investments                24,724           24,724            7,106            7,106
    Other assets                             311              311                -                -
    Other receivables                        664              664              584              584
Liabilities
    Payables                              (9,915)          (9,915)          (9,529)          (9,529)
    Current portion long term
        debt                              (9,000)          (9,000)               -                -
    Foreign currency forward
        contracts                              0                0           (4,002)          (4,002)
    Long-term debt                       (74,000)         (74,000)         (31,000)         (31,000)
    Indirect participation
        interest                         (16,600)         (16,600)               -                -
---------------------------------------------------------------------------------------------------

The fair values of cash, marketable securities, promissory notes and current liabilities approximate recorded amounts because of the short period to receipt or payment of cash. The fair value of other financial instruments of the Company (ie foreign currency forward contracts) are estimated based on mark to market rates received at the end of each period from the issuing institution. The fair value of the Company's variable rate long term debt is considered to equate with the carrying value. Foreign currency forward contracts are recognised on the balance sheet at fair value under US GAAP.

--------------------------------------------------------------------------------
                                                                          Page 5

RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES (cont)

--------------------------------------------------------------------------------

Additional disclosures required by SFAS 133 are included in the financial statements, as part of the Summary of Significant Accounting Policies and Note 10 to the Consolidated Financial Statements.

STOCK BASED COMPENSATION

As permitted by SFAS 123, the Company has elected to follow the intrinsic value method of accounting for stock-based compensation arrangements, as provided for in Accounting Principles Board Opinion 25. In December 2002 the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure, an amendment of FASB Statement No. 123" ("SFAS 148"). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosure in annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 was effective in the year ended December 31, 2002. The Company has not adopted a fair value based method of accounting for stock options granted to employees.

Where options were granted with exercise prices equal to the market price when the options were granted, no compensation expense has been charged to income at the time of the option grants. Had compensation cost for the Company's stock options been determined based on the fair market value at the grant dates of the awards, and amortized on a straight-line basis, consistent with methodology prescribed by SFAS 123, the Company's net income and net income (loss) per share for the years ended December 31, 2003, 2002 and 2001 would have been the pro forma amounts indicated as follows:

                                                      2003          2002          2001
                                                      '000          $'000        $'000
-----------------------------------------------------------------------------------------
Net income (loss) as reported                         4,436         6,305       (15,649)

   Pro forma stock based compensation                  (531)         (207)         (292)

-----------------------------------------------------------------------------------------

Pro forma net income (loss)                           3,905         6,098       (15,941)
-----------------------------------------------------------------------------------------

Earnings (loss) per share as reported
         Basic                                         0.19          0.31         (0.77)
         Diluted                                       0.18          0.28         (0.77)
Pro forma earnings (loss) per share
         Basic                                         0.17          0.30         (0.79)
         Diluted                                       0.17          0.28         (0.79)
-----------------------------------------------------------------------------------------

The fair values of all common share options granted are estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair market value of options granted during the year and the assumptions used in their determination are the same as note 6.

--------------------------------------------------------------------------------
                                                                          Page 6

RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES (cont)

--------------------------------------------------------------------------------

RECENT ACCOUNTING PRONOUNCEMENTS

United States GAAP requires the disclosure of accounting pronouncements that have been issued but are not yet effective for the Company reporting. The following applicable accounting pronouncements have been recently issued:

(1.) ACCOUNTING FOR GUARANTEES: In November 2002 the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). FIN 45 prescribes the disclosures to be made by a guarantor in its annual financial statements regarding its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees that are entered into or modified after December 31, 2002. The impact of FIN 45 on our future consolidated financial statements will depend upon whether we enter into, or modify, any material guarantee arrangements. The Company has not been involved with any significant activity relating to FIN 45.

(2.) VARIABLE INTEREST ENTITIES: In January 2003 the FASB issued interpretation No. 46, "Consolidation of Variable Interest Entities - an interpretation of ARB No.51" ("FIN 46") and which was subsequently revised in December 2003. FIN 46 clarifies the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements" and requires companies to evaluate whether they have controlling financial interests in entities through means other than voting rights and accordingly should consolidated the entities. FIN 46 is immediately applicable for variable interest entities created after January 31, 2003 and applies to fiscal periods beginning after June 15, 2003 for variable interest entities acquired prior to February 1, 2003. We have evaluated the conditions relating to the application of Fin 46 and are satisfied that we are not the primary beneficiary in any variable interest entities. Accordingly the adoption of FIN 46 had no impact on the financial position or results of operations.

(3.) DERIVATIVES: In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging" ("SFAS 149"). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. The adoption of SFAS 149 did not have a significant effect on the financial position or results of operations.

(4.) DEBT: In May 2003, the FASB issues SFAS No. 150 "Accounting for certain financial instruments with characteristics of both liabilities and equity" ("SFAS 150"). SFAS 150 changes the classification in the balance sheet of certain common financial instruments from whether equity or mezzanine presentation to liabilities and requires the issuer of those financial instruments to recognize changes in fair value or redemption amount, as applicable, in earnings. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and with one exception, is effective at the beginning of the first interim period beginning after June 15, 2003. The effect of adopting SFAS 150 will be recognised as a cumulative effect on an accounting change as of the period beginning the period of adoption. Restatement of prior periods is not permitted. SFAS 150 did not have any impact on the financial position or results of operations.

--------------------------------------------------------------------------------
                                                                          Page 7

SUPPLEMENTAL INFORMATION - OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

-------------------------------------------------------------------------------

The following disclosures have been prepared in accordance with SFAS No. 69 - "Disclosures about Oil and Gas Producing Activities"

COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT ACTIVITIES

Capitalized costs incurred in oil and gas exploration activities for the years ended December 31, are as follows:

                                              2003                2002            2001
                                             $'000               $'000           $'000
------------------------------------------------------------------------------------------
Property acquisition costs                         57                41               41
Exploration costs                          20,139,255           782,391          441,555
------------------------------------------------------------------------------------------
                                           20,139,312           782,432          441,596
------------------------------------------------------------------------------------------

Acquisition costs include the cost incurred to purchase lease, or otherwise acquire oil and gas properties and costs associated with maintaining lease rights.

Exploration costs include the costs of geological and geophysical activity, retaining undeveloped properties and drilling and equipping of exploration wells.

General and administrative costs are not capitalized other than to the extent they are directly relates to a successful acquisition, or to the extent that overhead fees can be recovered from joint venturers.

--------------------------------------------------------------------------------
                                                                          Page 8

--------------------------------------------------------------------------------




                        Consolidated Financial Statements

                            (Expressed in US dollars)




                              INTEROIL CORPORATION




            Years ended December 31, 2003, 2002, 2001 and cumulative

--------------------------------------------------------------------------------

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of InterOil Corporation (a development stage corporation) as at December 31, 2003 and 2002 and the consolidated statements of earnings and cash flows for each of the years in the three year period ended December 31, 2003 and the period from the commencement of the development stage to December 31, 2003 and the statement of shareholders equity for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 and the period from the commencement of the development stage to December 31, 2003 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG
------------------------
KPMG
Sydney, Australia

March 4, 2004, except as to note 13 which is as at March 24, 2004

--------------------------------------------------------------------------------

INTEROIL CORPORATION
(a development stage company)
Consolidated Balance Sheets
December 31, 2003 and 2002

(Expressed in United States dollars)

                                                            2003                 2002
                                                               $                    $
                                                        -----------          -----------
ASSETS

Current assets:
    Cash and cash equivalents (note 2)                    9,313,682            3,288,539
    Temporary investments (note 11)                      24,723,572            7,105,701
    Other assets                                            311,093                   --
    Other receivables                                       175,491              503,859
    Prepaid expenses                                        488,532               80,359
                                                        -----------          -----------
                                                         35,012,370           10,978,458

Plant and equipment (note 4)                            202,309,465          121,217,700
Oil and gas properties (note 10)                         23,018,015            2,878,703
                                                        -----------          -----------
                                                        260,339,850          135,074,861
                                                        ===========          ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Accounts payable and accrued liabilities              5,835,583            6,744,515
    Due to related parties (note 5)                       1,478,751            2,784,560
    Current portion of secured loan (note 9)              9,000,000                   --
    Foreign currency forward contracts                           --              678,648
                                                        -----------          -----------
                                                         16,314,334           10,207,723

Secured loan (note 9)                                    74,000,000           31,000,000
Indirect participation interest (note 10)                16,600,000                   --

Non-controlling interest (note 3)                         6,467,496            6,490,398

Shareholders' equity:
    Share capital (note 6)                              157,449,200           94,120,609
    Other paid in capital                                   540,222              769,964
    Deficit accumulated during the development stage    (11,031,402)          (7,513,833)
                                                        -----------          -----------
                                                        146,958,020           87,376,740
                                                        -----------          -----------
                                                        260,339,850          135,074,861
                                                        ===========          ===========

Commitments (note 12)

See accompanying notes to consolidated financial statements.
On behalf of the Board

/s/ Phil Mulacek, Director
-----------------------------------
Phil Mulacek, Director


/s/ Christian Vinson, Director
-----------------------------------
Christian Vinson, Director

--------------------------------------------------------------------------------

INTEROIL CORPORATION
(a development stage company)
Consolidated Statements of Earnings
Years ended December 31, 2003, 2002, 2001 and cumulative

(Expressed in United States dollars)

                                                                                                               CUMULATIVE
                                                                                                              AMOUNTS FROM
                                                                                                              INCEPTION OF
                                                                                                               DEVELOPMENT
                                                                       YEARS ENDED 31 DECEMBER                  STAGE TO
                                                             -------------------------------------------       DECEMBER 31,
                                                                 2003            2002            2001              2003
                                                                    $               $               $                 $
REVENUE

  Interest                                                       246,912         373,015       1,059,944         6,966,773
  Other                                                           12,368          11,211              --            34,149
  Equity in earnings of SP InterOil, LDC                              --              --              --          (281,128)
                                                             -----------     -----------     -----------       -----------
                                                                 259,280         384,226       1,059,944         6,719,794
                                                             -----------     -----------     -----------       -----------

EXPENSES

  Administrative and general                                  (2,337,255)     (2,241,911)     (1,723,289)      (10,748,577)
  Management fees for prior periods waived (note 5)              840,000              --              --           840,000
  Management fees                                                     --              --        (420,000)       (1,365,000)
  Exploration costs                                             (164,992)        (92,673)             --          (960,586)
  Legal and professional fees                                 (1,421,390)       (464,253)       (299,380)       (3,660,227)
  Foreign exchange                                              (678,774)      1,094,787      (1,941,970)        2,163,669
                                                             -----------     -----------     -----------       -----------
                                                              (3,762,411)     (1,704,050)     (4,384,639)      (18,058,060)
                                                             -----------     -----------     -----------       -----------
(Loss) before income taxes and non-controlling interest       (3,503,131)     (1,319,824)     (3,324,695)      (11,338,266)

Income tax (expense) benefit  (note 7)                           (37,339)         (1,446)         12,647          (149,426)
                                                             -----------     -----------     -----------       -----------
(Loss) before non-controlling interest                        (3,540,470)     (1,321,270)     (3,312,048)      (11,487,692)

Non-controlling interest                                          22,901           5,383          32,852           456,290
                                                             -----------     -----------     -----------       -----------
NET (LOSS)                                                    (3,517,569)     (1,315,887)     (3,279,196)      (11,031,402)
                                                             -----------     -----------     -----------       -----------
BASIC (LOSS) PER SHARE (note 8)                                    (0.16)          (0.06)          (0.16)            (0.59)
DILUTED (LOSS) PER SHARE (note 8)                                  (0.16)          (0.06)          (0.16)            (0.59)
                                                             ===========     ===========     ===========       ===========

See accompanying notes to consolidated financial statements

--------------------------------------------------------------------------------

INTEROIL CORPORATION
(a development stage company)
Consolidated Statements of Cash Flows
Years ended December 31, 2003, 2002, 2001 and cumulative

(Expressed in United States dollars)

                                                                                                              CUMULATIVE
                                                                                                             AMOUNTS FROM
                                                                                                             INCEPTION OF
                                                                                                             DEVELOPMENT
                                                                     YEARS ENDED 31 DECEMBER                   STAGE TO
                                                           ----------------------------------------------     DECEMBER 31,
                                                               2003             2002             2001             2003
                                                                  $                $                $                $
                                                           ------------     ------------     ------------     ------------

CASH FLOWS FROM OPERATING ACTIVITIES
    Net (loss)                                               (3,517,569)      (1,315,887)      (3,279,196)     (11,031,402)
    Equity in earnings of SP InterOil LDC                            --               --               --          (39,742)
    Distributions from SP InterOil LDC                               --               --               --          820,929
    Non-controlling interest                                    (22,901)          (5,383)         (32,852)        (456,209)
    Foreign exchange                                            678,773       (1,094,787)       1,941,970        2,163,669
    Changes in non-cash operating working capital
         Other receivables and prepayments                      (97,281)         455,485          120,114          325,902
         Accounts payable and accrued liabilities              (294,952)         828,442         (253,889)      (1,641,564)
                                                           ------------     ------------     ------------     ------------
                                                             (3,253,930)      (1,132,130)        (996,075)      (9,858,417)
                                                           ------------     ------------     ------------     ------------
CASH FLOWS FROM INVESTING ACTIVITIES

    Cash acquired on consolidation of SP InterOil LDC                --               --               --      (14,858,947)
    Expenditure on oil and gas properties                   (15,824,292)        (606,886)        (601,270)     (18,701,098)
    Purchase of plant and equipment                         (88,005,351)     (38,765,401)      (7,580,634)    (147,034,912)
    Redemption/(purchase) of temporary investments          (17,617,871)       9,894,299                       (24,723,572)
    Deposit (paid)/refunded                                          --               --        2,100,000               --
                                                           ------------     ------------     ------------     ------------
                                                           (121,447,514)     (29,477,988)      (6,081,904)    (205,318,529)
                                                           ------------     ------------     ------------     ------------
CASH FLOWS FROM FINANCING ACTIVITIES

    Proceeds from borrowings                                 52,000,000       30,240,000               --       82,240,000
    Proceeds from indirect participation interest            16,300,000               --               --       16,300,000
    Other net (payments to)/advances from related party        (776,902)       2,100,000               --        1,323,098
    Proceeds from issue of securities                        63,203,489          891,222           93,501      124,627,530
                                                           ------------     ------------     ------------     ------------
                                                            130,726,587       33,231,222           93,501      224,490,628
                                                           ------------     ------------     ------------     ------------
Increase in cash and cash equivalents                         6,025,143        2,621,104       (6,984,478)       9,313,682

Cash and cash equivalents, beginning of year                  3,288,539          667,435        7,651,913               --
                                                           ------------     ------------     ------------     ------------
CASH AND CASH EQUIVALENTS, END OF YEAR (note 2)               9,313,682        3,288,539          667,435        9,313,682
                                                           ============     ============     ============     ============
SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid                                                 4,138,290        1,948,043               --               --
Interest received                                               149,631          840,337        1,180,058               --
                                                           ============     ============     ============     ============

See accompanying notes to consolidated financial statements

--------------------------------------------------------------------------------

INTEROIL CORPORATION
(a development stage company)
Consolidated Statements of Shareholders' Equity
Years ended December 31, 2003, 2002 and 2001

(Expressed in United States dollars)

                                               2003             2002             2001
                                                  $                $                $
                                           -----------       ----------       ----------
SHARE CAPITAL

  At beginning of year                      94,120,609       92,808,387       92,714,886
  Issue of capital stock                    63,328,591        1,312,222           93,501
                                           -----------       ----------       ----------
  At end of year (note 6)                  157,449,200       94,120,609       92,808,387
                                           -----------       ----------       ----------

ADDITIONAL PAID IN CAPITAL

  At beginning of year                         769,964               --               --
  Stock compensation                                --          769,964               --
  Options converted to capital stock          (229,742)              --               --
                                           -----------       ----------       ----------
  At end of year                               540,222          769,964               --
                                           -----------       ----------       ----------

DEFICIT ACCUMULATED DURING
THE DEVELOPMENT STAGE

  At beginning of year                      (7,513,833)      (6,197,946)      (2,918,750)
  Net loss for year                         (3,517,569)      (1,315,887)      (3,279,196)
                                           -----------       ----------       ----------
  At end of year                           (11,031,402)      (7,513,833)      (6,197,946)
                                           -----------       ----------       ----------

SHAREHOLDERS' EQUITY AT END OF YEAR        146,958,020       87,376,740       86,610,441
                                           ===========       ==========       ==========

See accompanying notes to consolidated financial statements

INTEROIL CORPORATION
Notes to Consolidated Financial Statements
Years ended December 31, 2003 and 2002

(Expressed in United States dollars)

--------------------------------------------------------------------------------

InterOil Corporation's (the "Company" or "InterOil") primary business interest is the development of an oil refinery (the "Project") in Papua New Guinea ("PNG"). The Company is also engaged in oil and gas exploration and development activity in PNG.

1.    SIGNIFICANT ACCOUNTING POLICIES

      (a)   Basis of presentation

            The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which presumes the realisation of assets and discharge of liabilities in the normal course of business for the foreseeable future.

            The consolidated financial statements of the Company include the accounts of SP InterOil, LDC ("SPI") (99.9%), EP InterOil Limited ("EPI") (98.66%), SPI Exploration & Production Corporation (100%), SPI Distribution Limited (100%), InterOil Australia Pty Ltd (100%) and their subsidiaries.

      (b)   Cash and cash equivalents

            Cash and cash equivalents consist of cash on deposit, bank demand deposits and bank term deposits with an original maturity date of three months or less at the date of acquisition. Cash and cash equivalents are carried at cost. Accrued interest is included in other receivables.

      (c)   Plant and equipment

            The Company is considered to be in the construction and pre-operating stage of development of the oil refinery in PNG. Project costs, net of any recoveries, incurred during this pre-operating stage are being capitalised as part of plant and equipment. Administrative and general costs are expensed as incurred. Plant and equipment are recorded at cost. Development costs and the costs of acquiring or constructing support facilities and equipment are capitalised. Interest costs relating to the construction and pre-operating stage of the development project prior to commencement of commercial operations are capitalised as part of the cost of such plant and equipment. Plant and equipment will be depreciated over their useful lives, commencing on the date of achieving commercial operations.

      (d)   Oil and gas properties

            The Company follows the successful efforts method of accounting for oil and gas exploration and development activities. Direct acquisition costs of development properties as well as geological and geophysical costs associated with these properties are capitalised. Costs of development and exploratory wells that result in additions to proven reserves are also capitalised.

INTEROIL CORPORATION
Notes to Consolidated Financial Statements
Years ended December 31, 2003 and 2002

(Expressed in United States dollars)

--------------------------------------------------------------------------------

            Capitalised costs are accumulated and carried forward where they are expected to be recouped through successful development, or by sale, or where exploration and evaluation activities have not yet reached a stage to allow reasonable assessment regarding the existence of economical reserves. Capitalised costs for producing wells will be subject to depletion on the units-of-production method.

      (e)   Foreign currency

            Monetary items denominated in foreign currency are translated to United States dollars at exchange rates in effect at balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expense items are translated at rates in effect at the time of the transactions. Foreign exchange gains or losses are included in income.

      (f)   Derivative financial instruments

            During the year, the Company was party to certain derivative financial instruments. Foreign currency forward contracts and put options are used to manage foreign currency exposures on construction contract expenditures. The forward contracts are not recognized in the consolidated financial statements on inception. Gains and losses on foreign currency forward contracts for specific commitments are recognised in the same period as the foreign currency expenditures to which they relate. Gains and losses which relate to forward contracts for general commitments are recognised as they occur.

      (g)   Income taxes

            The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. A valuation allowance is provided against any portion of a future tax asset which will more likely not be recovered.

      (h)   Use of estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the year. Actual results could differ from those estimates.

INTEROIL CORPORATION
Notes to Consolidated Financial Statements
Years ended December 31, 2003 and 2002

(Expressed in United States dollars)

--------------------------------------------------------------------------------

      (i)   Earnings per share

            Basic earnings per share are computed by dividing net earnings by the weighted average shares outstanding during the reporting period. Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

      (j)   Stock based compensation

            The Company has a stock-based compensation plan, which is described in note 6. The Company accounts for all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, using the fair value based method. No compensation cost is recorded for all other stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company discloses the pro forma effect of accounting for these awards under the fair value based method.

            Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognised over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognised at that date.

            Under the fair value based method, compensation cost attributable to awards to employees that are direct awards of stock appreciation rights that call for settlement by the issuance of equity instruments is measured at fair value at the grant date and recognised over the vesting period. Compensation cost attributable to awards to employees that call for settlement in cash or other assets is measured at intrinsic value and recognised over the vesting period. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost. For awards that vest at the end of the vesting period, compensation cost is recognised on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognised on a pro rata basis over the vesting period.

INTEROIL CORPORATION
Notes to Consolidated Financial Statements
Years ended December 31, 2003 and 2002

(Expressed in United States dollars)

--------------------------------------------------------------------------------

      (k)   Restoration and closure

            Estimated costs of future dismantlement, site restoration and abandonment of properties are provided based upon current regulations and economic circumstances at year end. Management estimates there are no legal obligations associated with the retirement of the refinery or with its normal operations relating to future restoration and closure costs. The refinery is being built on land leased from the Independent State of Papua New Guinea. The lease expires on July 26, 2097 and does not outline any terms for restoration or closure costs. As a result, no provision has been raised.

2.    CASH AND CASH EQUIVALENTS

      The components of cash and cash equivalents are as follows:

                                      2003            2002
                                         $               $
                                    ---------       ---------
      Cash on deposit               6,306,202       3,206,084
      Bank demand deposits                 --           3,131
      Bank term deposits                   --          79,324
      Treasury bills                3,007,480              --
                                    ---------       ---------
                                    9,313,682       3,288,539
                                    =========       =========



      Included in the 2003 treasury bills are 9,701,548 Kina (2002 - nil), the currency of PNG, representing a US dollar equivalent of $3,007,480 (2002 - nil).

      Included in the 2002 bank term deposits and bank demand deposits are 308,896 Kina representing a US dollar equivalent of $79,324.

3.    NON-CONTROLLING INTEREST

      On September 11, 1998 Enron Papua New Guinea Ltd ("Enron"), SPI's former joint venture partner, exercised its option (pursuant to a January 1997 joint venture agreement with SPI) to terminate the joint venture agreement. Consequently, SPI purchased Enron's voting, non-participating shares in EPI for a nominal amount. The capital structure of the joint venture was composed of voting, non-participating shares and non-voting, participating shares. Enron no longer actively participates in the development of the Project but continues to be a non-voting participating shareholder in EPI. SPI now holds all voting non-participating shares issued from EPI and has sole responsibility for managing the Project. Enron does not hold any transfer or conversion rights into shares of InterOil Corporation.

      At December 31, 2003 SPI holds 98.66% (2002 - 98.55%) of the non-voting participating shares issued from EPI.

INTEROIL CORPORATION
Notes to Consolidated Financial Statements
Years ended December 31, 2003 and 2002

(Expressed in United States dollars)

--------------------------------------------------------------------------------

4.    PLANT AND EQUIPMENT

                                                    2003            2002
                                                       $               $
                                                 -----------     -----------
      Equipment, at cost                          48,854,559      48,048,167
      Project development costs, at cost         147,601,586      71,349,129
      Capitalised borrowing costs, at cost         5,853,320       1,820,404
                                                 -----------     -----------
                                                 202,309,465     121,217,700
                                                 ===========     ===========

      Included in equipment above are barges with a carrying amount of $5,599,467 at December 31, 2003. On December 20, 2001, the Company arranged a US$3 million loan facility secured by the barges and assets held by Petroleum Independent and Exploration Corporation ("P.I.E."), a company related by virtue of common directorships, and Mr. Phil Mulacek, a director of the Company. At December 31, 2003 the total owing under this facility amounted to $1,478,750. Interest rates applicable to amounts drawn on this loan facility are 5.75%.

5.    RELATED PARTIES

      P.I.E. is the general manager of SPI. During 2003, P.I.E. was reimbursed for sponsor's legal, accounting and reporting costs of $150,000 relating to SPI. P.I.E. also waived $840,000 of management fees due to it for prior periods and this has been reflected in the Consolidated Statement of Earnings in 2003. Amounts due to related parties of $1,478,751 (2002 - $2,784,560) are amounts due to P.I.E. P.I.E. advanced $2,900,000 to the InterOil Group in 2002 and the Company has repaid $1,421,249 of this loan as at December 31, 2003. This loan bears interest of 5.75% pa and is due for repayment within the next twelve months. During the year, the Company incurred interest on this loan amounting to $105,374 (2002 - $127,639).

      Breckland Limited provides technical and advisory services to the Company and/or subsidiaries on normal commercial terms. This party is related by virtue of common directorships. Amounts paid to Breckland Limited during the year totalled $131,250 (2002 - $204,522).

      Amounts due to Directors at December 31, 2003 totalled $30,500 (2002 - $26,000) and are included in accounts payable and accrued liabilities.

INTEROIL CORPORATION
Notes to Consolidated Financial Statements
Years ended December 31, 2003 and 2002

(Expressed in United States dollars)

--------------------------------------------------------------------------------

6.    SHARE CAPITAL

      The authorised share capital of the Company consists of an unlimited number of common shares with no par value.

                                                              NUMBER OF
                                                               SHARES           $
                                                             ----------     -----------
      Balance, January 1, 1997                                       --              --

      Shares issued in exchange for shares of SPI             6,346,848      60,461,642
      Shares issued in exchange for shares of Cybermind         157,147         (22,324)
                                                             ----------     -----------
      Balance, December 31, 1997                              6,503,995      60,439,318

      Shares issued in exchange for shares of SPI            10,049,715      15,801,300
                                                             ----------     -----------
      Balance, December 31, 1998                             16,553,710      76,240,618

      Shares issued in exchange for shares of SPI             3,599,160      16,474,268
                                                             ----------     -----------
      Balance, December 31, 1999 and 2000                    20,152,870      92,714,886

      Shares issued for cash                                     34,000          93,501
                                                             ----------     -----------
      Balance, December 31, 2001                             20,186,870      94,120,609

      Shares issued for cash                                    399,073       1,312,222
                                                             ----------     -----------
      Balance, December 31, 2002                             20,585,943      94,120,609

      Shares issued for cash                                  3,817,500      61,060,640
      Shares issued for debt                                     31,240         316,359
      Shares issued on exercise of options                      381,278       1,951,592
                                                             ----------     -----------
      Balance, December 31, 2003                             24,815,961     157,449,200
                                                             ==========     ===========


      On May 29, 1997, S.P. Canada amalgamated with Cybermind and continued as one corporation, InterOil Corporation, pursuant to an agreement converting each common shares of both S.P. Canada and Cybermind to one common share of the Company. The business combination of S.P. Canada and Cybermind has been accounted for as a reverse takeover of Cybermind by S.P. Canada as follows.

      The financial statements of the Company were issued under the name of InterOil Corporation and are considered to be a continuation of the financial statements of S.P. Canada.

INTEROIL CORPORATION
Notes to Consolidated Financial Statements
Years ended December 31, 2003 and 2002

(Expressed in United States dollars)

--------------------------------------------------------------------------------

      As S.P. Canada is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the balance sheet of the Company at their historical carrying values.

      Control of assets of Cybermind is deemed to be acquired by S.P. Canada. The book value of net assets acquired is considered to be equal to their fair value. The fair value of net assets acquired is determined as a working capital deficiency of $22,324. Since there were no tangible assets acquired, the transaction was considered to be capital in nature and the deficiency in net assets was charged to share capital issued.

      STOCK OPTIONS

      Options are exercisable on a 1:1 basis. Options are issued at no less than market price to directors, staff and contractors. Options vest at various dates in accordance with the applicable option agreement, have an exercise period of three to five years assuming continuous employment by the InterOil Group and may be exercised at any time after vesting within the exercise period. Upon resignation or retirement, vested options must be exercised within 30 days for employees and 90 days for directors.

      The following summarises the stock options outstanding:

                                          2003                            2002
                                ------------------------        ------------------------
                                                Weighted                       Weighted
                                                 average                       average
                                  Number        exercise          Number       exercise
                                of options        price         of options       price
                                                    $                              $
                                ----------      --------        ----------      --------
      Outstanding
      at beginning of year       1,510,085         5.48         1,165,600         4.00
      Granted                      257,802        14.09           762,585         6.53
      Exercised                   (381,278)        4.62          (393,000)        3.26
      Expired                      (23,344)        5.75           (25,100)        5.68
                                 ---------         ----         ---------         ----
      Outstanding
       at end of year            1,363,265         7.55         1,510,085         5.48
                                 =========         ====         =========         ====

INTEROIL CORPORATION
Notes to Consolidated Financial Statements
Years ended December 31, 2003 and 2002

(Expressed in United States dollars)

--------------------------------------------------------------------------------

      2003                         OPTIONS ISSUED AND OUTSTANDING          OPTIONS EXERCISABLE
                                                                                  (VESTING)
      ---------------        -----------------------------------------     -----------------------
                                              Weighted        Weighted                    Weighted
                                              average         average                     average
      Range of                 Number         exercise       remaining       Number       exercise
      exercise prices        of options         price           term       of options      price
      ---------------        ----------       --------       ---------     ----------     --------
             $                                   $            (years)                         $
      $2.75 to $5.00            537,463         4.36            1.6           528,463        4.36
      $5.01 to $8.00            450,000         5.88            3.0           365,000        5.59
      $8.01 to $12.00           279,700        11.24            2.0           107,000       11.65
      $12.01 to $23.50           96,102        22.49            2.9            25,000       21.82
                              ---------        -----            ---         ---------       -----
      $2.75 to $23.50         1,363,265         7.55            2.4         1,025,463        5.98
                              =========        =====            ===         =========       =====

      The fair value of the 257,802 (2002 - 762,585) options granted subsequent to January 1, 2003 has been estimated at the date of grant in the amount of $1,087,131 (2002 - $976,900) using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.2%; dividend yield of nil; volatility factor of the expected market price of the Company's common stock of 45%; and a weighted average expected life of the options of three years. An amount of $530,794 (2002 - $206,936) has been recognized as a proforma compensation expense which includes a fair value of $13,583 for options granted in 2002 which have vested in 2003. For purposes of pro forma disclosure, the estimated fair value of the options is expensed over the options' vesting period, which is identified in the individual's option agreement.

      The following is the Company's pro forma earnings with the fair value method applied to all options issued during the year and options vested in current year that were issued in the prior year:

                                                             2003
                                                   -----------------------
                                                                   LOSS
                                                    LOSS         PER SHARE
                                                      $              $
                                                   ---------     ---------
      Loss for the year                            3,517,569       (0.16)
      Pro forma compensation expense related to
         fair value of stock options issued          530,794       (0.02)
                                                   ---------       -----
      Pro forma loss for the year                  4,048,363       (0.18)


      The loss per share disclosed above would not change had the shares under option been exercised.

INTEROIL CORPORATION
Notes to Consolidated Financial Statements
Years ended December 31, 2003 and 2002

(Expressed in United States dollars)

--------------------------------------------------------------------------------

7.    INCOME TAXES

      Income tax expense differs from the amount that would be computed by applying the Federal and provincial statutory income tax rates of 35.12% (2002: 38.62% 2001: 41.75%) to income before income taxes and non-controlling interest. The reasons for the differences are as follows:

                                                                  2003          2002          2001
                                                                     $             $             $
                                                               ----------      --------    ----------
      Computed tax (benefit)                                   (1,230,300)     (509,716)   (1,388,060)
      Increase (decrease) resulting from:
      Tax rate differential on foreign subsidiaries               143,502       188,788       137,293
      Non-taxable items                                         2,744,745      (183,802)       57,715
      Future income tax benefit not brought to account for:
        Tax losses                                                836,142       346,526       606,039
        Temporary differences                                  (2,498,773)      158,204       574,366
      Over provision for tax in prior years                            --          (332)      (12,647)
      Other taxes                                                  42,023         1,778            --
                                                               ----------      --------    ----------
                                                                   37,339         1,446       (12,647)
                                                               ==========      ========    ==========



      Non taxable items represents income/(loss) in foreign jurisdictions with a zero tax rate.

      The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2003 and 2002 are presented below:

                                                               2003         2002           2001
                                                                  $            $              $
                                                           ----------      --------    ----------
      Future tax assets:
        Carried forward tax losses                           2,558,406     1,366,190       827,426
        Temporary differences                               (1,194,314)      671,323       587,441
                                                            ----------    ----------    ----------
                                                             1,364,092     2,037,513     1,414,867
        Less valuation allowance                            (1,364,092)   (2,037,513)   (1,414,867)
                                                            ----------    ----------    ----------
      Net future tax asset (liability)                              --            --            --
                                                            ==========    ==========    ==========


      No tax benefits have been recorded in respect of losses and temporary differences incurred by the Company and its subsidiaries since such are in foreign jurisdictions that do not provide tax relief.

      Carried forward tax losses in PNG expire within seven years. During the year the Company paid withholding taxes in PNG of $11,034 (35,593 Kina) and income taxes in Australia of $53,857 (A$71,907).

INTEROIL CORPORATION
Notes to Consolidated Financial Statements
Years ended December 31, 2003 and 2002

(Expressed in United States dollars)

--------------------------------------------------------------------------------

8.    LOSS PER SHARE

      Loss per share is computed on the weighted average number of shares on issue during the year of 22,649,924 (2002 - 20,462,167). Had the shares under option, referred to in note 6, been exercised in 2003 and 2002, the loss per share would not have changed.

9.    SECURED LOAN:

      On June 12, 2001, EPI entered into a loan agreement with the Overseas Private Investment Corporation ("OPIC") to secure an $85 million project financing facility. As of December 31, 2003 disbursements totalling $83 million has been received, and the remaining balance of $2 million remains available. EPI has committed to pay OPIC an annual commitment fee of 0.5% of the undrawn amount, and a one time facility fee in the amount of 1.0% of the total project financing facility.

      The loan expires June 30, 2013 and half yearly repayments of $4.5 million commence on June 30, 2004. The agreement contains certain financial covenants including the maintenance of minimum levels of tangible net worth and limitations on the incurrence of additional indebtedness. The interest rate is equal to the treasury cost applicable to each promissory note outstanding plus the OPIC spread. The OPIC spread is 3.0% per annum prior to project completion and 3.5% per annum on and after project completion. The weighted average interest rate for the year ended December 31, 2003 was 6.70%.

10.   OIL AND GAS PROPERTIES

                                                     2003              2002
                                                        $                 $
                                                  ----------         ---------
      PPL 238, at cost                            21,192,055         1,193,910
      Other exploration properties, at cost        1,825,960         1,684,793
                                                  ----------         ---------
                                                  23,018,015         2,878,703
                                                  ==========         =========

      The above Petroleum Prospecting Licenses ("PPLs") are in Papua New Guinea. The Company is undertaking phase one of an exploration program in these PPLs, evaluation with a drilling program underway on PPL 238. The recoupment of expenditure carried forward in respect of these PPLs depends on successful development and commercial exploitation or sale of mineral resources which may be discovered in those properties.

      During the year, the Company provided an indirect interest in the Company's phase one exploration program within the area governed by Petroleum Prospecting License PPL 238 to PNG Energy Investors LLC, for $7,650,000. This interest is subject to the terms of the agreement dated April 3, 2003 between the Company and PNG Energy Investors LLC, under which all or part of $5,400,000 may be converted to common shares in the Company at a price of C$15 per share, and an agreement dated April 16, 2003 between the same parties under which all or part of $2,250,000 may be converted to common shares of the Company at a price of C$17 per share. Alternatively, all or part of the indirect participation interest may be converted to debt due in December 2006. Should neither of these conversion rights be exercised, the indirect participation interest in the

INTEROIL CORPORATION
Notes to Consolidated Financial Statements
Years ended December 31, 2003 and 2002

(Expressed in United States dollars)

--------------------------------------------------------------------------------


      drilling program will be maintained and distributions will be paid in accordance with the agreements.

      The Company provided an indirect interest in the Company's phase one exploration program within the area governed by Petroleum Prospecting Licenses 236, 237 and 238 to PNG Drilling Ventures Limited for $12,185,000. The amount paid by this interest at December 31, 2003 is $8,950,000 and the remaining $3,235,000 was received on March 22, 2004. This interest is subject to the terms of the agreement dated July 21, 2003 between the Corporation and PNG Drilling Ventures Limited, under which all or part of $11,620,000 may be converted to common shares in the Company at a price no less than C$20.85. Alternatively, all or part of $1,969,000 of the indirect participation interest may be converted to debt due in December 2005 and December 2006. Should neither of these conversion rights be exercised, the indirect participation interest in the drilling program will be maintained and distributions will be paid in accordance with the agreements.

11.   FINANCIAL INSTRUMENTS

      With the exception of cash and cash equivalents and short term investments, all financial assets are non interest bearing. Cash and cash equivalents earned average interest rates of 1.5% (2002 - 3.5%). Temporary investments of $24,626,154 (2002 - nil) in a Managed Trust investment and $97,417 (2002 - nil) in rolling term deposits earn an average rate of interest of 1.5%. An amount of $97,417 held in term deposits is restricted and unavailable to the Company while Petroleum Prospecting Licences 236 and 237 are being utilised by the Company. At December 31, 2003, the temporary investments had a fair market value of $24,739,069.

      Credit risk is minimised as all cash amounts and certificates of deposit are held with large banks which have acceptable credit ratings determined by a recognised rating agency.

      The Company had no outstanding foreign currency forward contracts at December 31, 2003. At December 31, 2002, the Company had contracts valued at $62,000,000 to acquire Australian dollars to hedge Australian dollar amounts payable pursuant to the refinery construction. These hedging contracts have all matured during 2003. At December 31, 2003, the Company has no unrealised gain or loss resulting from hedge contracts (December 31, 2002 - unrealised loss $4,001,462). An unrealised exchange loss of $678,648 was recognised on the balance sheet for contracts in excess of specific commitments at December 31, 2002.

      As a requirement of the hedging contracts a collateral arrangement was entered into whereby as at December 31, 2003 an amount of US$38,040 (2002
      - $7,105,701) was held on deposit and had been pledged in favour of the provider of the hedge and recorded as a temporary investment. Funds required to be held on deposit as collateral have reduced over time as project expenditure is undertaken and the foreign currency forward contracts are closed out. These amounts had reduced to nil as at January 31, 2004.

      To define a maximum potential amount payable on the outstanding hedge contracts, the Company acquired Australia dollar put options for total premiums of $218,530 (year ended December 2002 - $85,000). The maturity dates and nominal amounts of the put

INTEROIL CORPORATION
Notes to Consolidated Financial Statements
Years ended December 31, 2003 and 2002

(Expressed in United States dollars)

--------------------------------------------------------------------------------

      options coincided with the exercise dates and nominal amounts of the outstanding hedge contracts. There were no outstanding put options at December 31, 2003

      The carrying values of cash and cash equivalents, other receivables, accounts payable and accrued liabilities and amounts due to related parties approximate fair values due to the short term maturities of these instruments. It is not possible to determine the fair value of amounts due to related parties. The carrying amount of the secured loan approximates its fair value.

12.   COMMITMENTS

      InterOil has Petroleum Prospecting and Retention Licence expenditure commitments of $2,838,000 (2002 - $4,100,000) which relate to various holdings in PNG for the next year.

      Clough Niugini Limited has been contracted to build the oil refinery in Napa Napa under a US$91,000,000 (A$171 million) fixed price construction contract. The company has commitments remaining under this contract of approximately $1,900,000 as at December 31, 2003 (2002 - $71,000,000).

13.   SUBSEQUENT EVENT

      InterOil announced in March 2004 that it had entered into a share sale agreement with BP plc to acquire BP's PNG subsidiary, BP Papua New Guinea Limited, including all its petroleum distribution assets and operations in Papua New Guinea. This transaction is valued at US$11.3 million for assets and inventory. The effective date of this transaction is March 1, 2004 (subject to receiving the necessary regulatory approvals).

      InterOil received the outstanding balance of $3,235,000 from PNG Drilling Ventures Limited on March 22, 2004.

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